Exhibit 8.1

Principal Subsidiaries of China Online Education Group

Subsidiaries	Place of Incorporation
China Online Education (HK) Limited	Hong Kong
51Talk English International Limited	Hong Kong
China Online Innovations Inc.	Philippine
On Demand English Innovations Inc.	Philippine
Helloworld Online Education Group	Cayman
Helloworld Online Education Group (HK) Limited	Hong Kong
Beijing Helloworld Online Technology Co., Ltd	PRC
Beijing Dasheng Online Technology Co., Ltd	PRC

Consolidated Variable Interest Entity
Beijing Dasheng Helloworld Online Technology Co., Ltd.	PRC
Beijing Dasheng Zhixing Technology Co., Ltd.	PRC
51Talk English Philippines Corporation	Philippine

Subsidiaries of Consolidated Variable Interest Entity
Shanghai Zhishi Education Training Co., Ltd.	PRC
Wuhan Houdezaiwu Online Technology Co., Ltd.	PRC
Tianjin Dasheng Zhixing Technology Co., Ltd	PRC